EXHIBIT 99.49

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 2009 AND THE PERIOD
AUGUST 27, 2007 (DATE OF INCORPORATION) TO AUGUST 31, 2008

TASMAN METALS LTD.

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 2009
AND THE PERIOD
AUGUST 27, 2007 (Date of Incorporation) TO AUGUST 31, 2008

AUDITORS’ REPORT

To the Shareholders of
Tasman Metals Ltd.

We have audited the consolidated balance sheets of Tasman Metals Ltd. as at August 31, 2009 and 2008 and the consolidated statements of loss and comprehensive loss and deficit and cash flows for the year ended August 31, 2009 and the period from incorporation on August 27, 2007 to August 31, 2008.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2009 and 2008 and the results of its operations and its cash flows for the year ended August 31, 2009 and the period from incorporation on August 27, 2007 to August 31, 2008 in accordance with Canadian generally accepted accounting principles.

“D&H Group LLP”
Vancouver, B.C.
December 4, 2009                                                                                                           Chartered Accountants

TASMAN METALS LTD.
CONSOLIDATED BALANCE SHEETS
AS AT AUGUST 31,

	2009 $	2008 $
A S S E T S
CURRENT ASSETS
Cash	8,983	22,090
Amount receivable	3,018	2,759
	12,001	24,849
RESOURCE INTERESTS (Note 3)	40,693	26,326
BOND DEPOSIT	3,292	3,292
	55,986	54,467
L I A B I L I T I E S
CURRENT LIABILITIES
Accounts payable and accrued liabilities	41,023	14,238
Advances (Note 5)	101,000	83,000
	142,023	97,238
S H A R E H O L D E R S = E Q U I T Y
SHARE CAPITAL (Note 6)	10,500	10,500
CONTRIBUTED SURPLUS (Note 7)	18,809	9,669
DEFICIT	(115,346)	(62,940)
	(86,037)	(42,771)
	55,986	54,467

NATURE OF OPERATIONS (Note 1)

SUBSEQUENT EVENTS (Note 12)

APPROVED BY THE DIRECTORS

AMark Saxon@	, Director
AMike Hudson@	, Director

The accompanying notes are an integral part of these consolidated financial statements.

TASMAN METALS LTD.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS AND DEFICIT

	Year Ended August 31, 2009 $	Period from August 27, 2007 (Incorporation) to August 31, 2008 $
MINERAL EXPLORATION COSTS (Note 4)	11,588	51,860
EXPENSES
Accounting and administration	6,000	1,957
Audit	2,847	1,940
General exploration	9,383	-
Legal	20,853	1,011
Office	626	713
Professional fees	1,852	-
Travel	-	5,459
	41,561	11,080
LOSS BEFORE OTHER ITEM	(53,149)	(62,940)
OTHER ITEM
Foreign exchange gain	743	-
NET LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	(52,406)	(62,940)
DEFICIT - BEGINNING OF PERIOD	(62,940)	-
DEFICIT - END OF PERIOD	(115,346)	(62,940)
BASIC LOSS PER COMMON SHARE	(0.00)	(0.01)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	10,500,000	10,500,000

The accompanying notes are an integral part of these consolidated financial statements.

TASMAN METALS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended August 31, 2009 $	Period from August 27, 2007 (Incorporation) to August 31, 2008 $
CASH PROVIDED FROM (USED FOR)
OPERATING ACTIVITIES
Net loss for the period	(52,406)	(62,940)
Increase in amount receivable	(259)	(2,759)
Increase in accounts payable and accrued liabilities	26,785	14,238
	(25,880)	(51,461)
FINANCING ACTIVITIES
Issuance of common shares	-	10,500
Advances	18,000	83,000
Contributed surplus	9,140	9,669
	27,140	103,169
INVESTING ACTIVITIES
Expenditures on resource interests	(14,367)	(26,326)
Bond deposit	-	(3,292)
	(14,367)	(29,618)
INCREASE (DECREASE) IN CASH DURING THE PERIOD	(13,107)	22,090
CASH - BEGINNING OF PERIOD	22,090	-
CASH - END OF PERIOD	8,983	22,090
SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid in cash	-	-
Income taxes paid in cash	-	-

The accompanying notes are an integral part of these consolidated financial statements.

TASMAN METALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 2009
AND THE PERIOD
AUGUST 27, 2007 (Date of Incorporation) TO AUGUST 31, 2008

1.	OPERATIONS

The Company was incorporated under the laws of the Province of British Columbia on August 27, 2007.

The Company is a junior resource company engaged in the acquisition and exploration of unproven mineral interests and is considered a development stage company as defined by Accounting Guideline No. 11 of the Canadian Institute of Chartered Accountants (ACICA@) Handbook.  As at August 31, 2009, the Company has not earned any production revenue, nor found proved reserves on any of its mineral interests.

On May 15, 2009, the Company entered into a letter of agreement (the AAgreement@) whereby the Company, Ausex Capital Corp. (AAusex@) and Lumex Capital Corp. (ALumex@),  public capital pool companies trading on the TSX Venture Exchange (the ATSXV@), have agreed to conduct a statutory amalgamation (the AAmalgamation@) into one merged entity (ANewco@), under which Newco will issue:

(i)	10,500,000 Newco common shares to the Company shareholders, on an exchange ratio of one Newco common share for each Company common share issued and outstanding;

(ii)	7,150,000 Newco common shares to the Ausex shareholders, on an exchange ratio of one Newco common share for each Ausex common share issued and outstanding; and

(iii)	5,046,402 Newco common shares to the Lumex shareholders, on an exchange ratio of 1.0806 Newco common shares for each Lumex share issued and outstanding.

In addition, on closing of the Amalgamation Newco intends to repay the indebtedness owing by the Company, as described in Note 5(a).

The Amalgamation is intended to serve as the qualifying transaction for both Ausex and Lumex under the policies of the TSXV.  Completion of the Amalgamation is subject to a number of conditions, including but not limited to, TSXV and shareholder acceptance.  On completion of the Amalgamation Newco will become a mining issuer pursuant to the policies of the TSXV under the proposed name ATasman Metals Ltd.@.  Subsequent to August 31, 2009 the Company completed the transactions contemplated under the Amalgamation.  In addition the Company completed private placements to raise gross proceeds of $2,350,000.  See Note 12.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (ACanadian GAAP@) applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business.  Realization values may be substantially different from the carrying values shown in the consolidated financial statements should the Company be unable to continue as a going concern.  The ability of the Company to settle its liabilities as they come due and to fund ongoing operations is dependent upon the ability of the Company to obtain additional funding from equity financing.  Failure to continue as a going concern would require restatement of assets and liabilities on a liquidation basis, which could differ materially from the going concern basis.

TASMAN METALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 2009
AND THE PERIOD
AUGUST 27, 2007 (Date of Incorporation) TO AUGUST 31, 2008

2.           SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements have been prepared by management in accordance with Canadian GAAP and include the accounts of the Company and its wholly-owned subsidiary, Tasmet AB (ATasmet@).  Intercompany balances and transactions are eliminated on consolidation.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period.  Significant areas requiring the use of management estimates relate to the determination of environmental obligations and impairment of mineral claims.  Actual results could differ from these estimates.

Resource Interests

Resource interests include acquired mineral use rights for mineral property held by the Company.  The amount of consideration paid (in cash or share value) for resource interests is capitalized.  The amounts shown for resource interests represent costs of acquisition incurred to date, less recoveries or write-offs, and do not necessarily reflect present or future values. These costs will be amortized against revenue from future production or written off if the resource interest is abandoned or sold.

Depletion of costs capitalized on projects put into commercial production will be recorded using the unit-of-production method based upon estimated proven and probable reserves.

The carrying values of resource interests are reviewed by management at least annually to determine if they have become impaired.  If impairment is determined to exist, the resource interest will be written down to its net recoverable value.

Ownership in resource interests involves certain inherent risks, including geological, metal prices, operating costs, and permitting risks.  Many of these risks are outside the Company=s control.

The ultimate recoverability of the amounts capitalized for the resource interests is dependent upon the delineation of economically recoverable ore reserves, obtaining the necessary financing to complete their development, obtaining the necessary permits to operate a mine, and realizing profitable production or proceeds from the disposition thereof.  Management=s estimates of recoverability of the Company=s investment in its resource interests have been based on current and expected conditions.  However, it is possible that changes could occur which could adversely affect management=s estimates and may result in future write downs of resource interest carrying values.

TASMAN METALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 2009
AND THE PERIOD
AUGUST 27, 2007 (Date of Incorporation) TO AUGUST 31, 2008

2.           SIGNIFICANT ACCOUNTING POLICIES (continued)

Exploration and Development Costs

Mineral exploration and development costs are expensed as incurred until such time as either mineral reserves are proven or permits to operate the mineral resource property are received and financing to complete development has been obtained.  Following confirmation of mineral reserves or receipt of permits to commence mining operations and obtaining necessary financing, development expenditures are capitalized as deferred development expenditures included within resource interests.

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized when a reasonable estimate of fair value can be made.  The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset.  Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow.  As at August 31, 2009, the Company does not have any asset retirement obligations.

Long-lived Assets Impairment

Long-lived assets of the Company are reviewed when changes in circumstances suggest their carrying value has become impaired.  Management considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations (undiscounted and without interest charges).  If impairment is deemed to exist, the assets will be written down to fair value.

Translation of Foreign Currencies

Integrated foreign operations are translated using the temporal method.  Under this method, the Company translates monetary items at the rate of exchange in effect at the balance sheet date.  Non-monetary items are translated at average rates in effect during the period in which they were earned or incurred.  Revenues and expenses are translated at average rates in effect during the period except for depreciation and amortization which are translated at historical rates.  Gains and losses resulting from the fluctuation of foreign exchange rates have been included in the determination of income.

Income Taxes

Income tax liabilities and assets are recognized for the estimated income tax consequences attributable to differences between the amounts reported in the consolidated financial statements and their respective tax bases, using enacted income tax rates.  The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.  Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

TASMAN METALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 2009
AND THE PERIOD
AUGUST 27, 2007 (Date of Incorporation) TO AUGUST 31, 2008

2.           SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings (Loss) Per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period.

Financial Instruments

Under Section 3855, Financial Instruments - Recognition and Measurement, all financial instruments are classified into one of the following five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale assets or other financial liabilities.  All financial instruments, including derivatives, are included on the balance sheet and are measured at fair market value upon inception with the exception of certain related party transactions.  Subsequent measurement and recognition of change in the fair value of financial instruments depends on their initial classification.  Held-for-trading financial investments are measured at fair value and all gains and losses are included in operations in the period in which they arise.  Available-for-sale financial instruments are measured at fair value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet.  Loans and receivables, held- to-maturity investments and other financial liabilities are measured at amortized cost using the effective interest method.  Gains and losses upon inception, derecognition, impairment write-downs and foreign exchange translation adjustments are recognized immediately.  Transaction costs related to financing will be expensed in the period incurred.

The Company has designated its cash as held-for-trading, which are measured at fair value.  Amounts receivable are classified as loans and receivables, which are measured at amortized cost.  Accounts payable and accrued liabilities and advances are classified as other financial liabilities, which are measured at amortized cost.

Comprehensive Income

Section 1530, Comprehensive Income, provides standards for the reporting and presentation of comprehensive income, which is defined as the change in equity from transactions and other events and circumstances from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles.

Adoption of New Accounting Standards

Effective September 1, 2008, the Company adopted the following new accounting policies on a prospective basis without restatement of prior period.

Assessing Going Concern

The Accounting Standards Board (AAcSB@) amended Section 1400, General Standards of Financial Statement Presentation, to include requirements for management to assess and disclose an entity=s ability to continue as a going concern.  The adoption of this standard did not have an impact on the Company=s consolidated financial statements for fiscal 2009.

TASMAN METALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 2009
AND THE PERIOD
AUGUST 27, 2007 (Date of Incorporation) TO AUGUST 31, 2008

2.           SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments

Section 3862, Financial Instruments - Disclosures, requires entities to provide disclosures in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity=s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.  The principles in this section complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in Section 3855, Financial Instruments - Recognition and Measurement, Section 3863, Financial Instruments - Presentation, and Section 3865, Hedges.  Disclosure requirements pertaining to Section 3862 are contained in Note 10.

Section 3863, Financial Instruments - Presentation, is to enhance financial statement users= understanding of the significance of financial instruments to an entity=s financial position, performance and cash flows.  This section establishes standards for presentation of financial instruments and non-financial derivatives.  It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.  Adoption of Section 3863 had no impact on the Company=s presentation of financial instruments.

Capital Disclosures

Section 1535, Capital Disclosures, establishes standards for disclosing information about an entity=s capital and how it is managed.  Disclosure requirements pertaining to Section 1535 are contained in Note 11.

New Accounting Pronouncements

Goodwill and Intangible Assets

The Accounting Standards Board (AAcSB@) issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets.  This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.

The Company does not anticipate the above new accounting standard to have a material impact on the Company=s financial position and results of operations.

Future Accounting Policies

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

The CICA issued three new accounting standards in January 2009:  Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests.  These new standards will be effective for fiscal years beginning on or after January 1, 2011.

TASMAN METALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 2009
AND THE PERIOD
AUGUST 27, 2007 (Date of Incorporation) TO AUGUST 31, 2008

2.           SIGNIFICANT ACCOUNTING POLICIES (continued)

Section 1582 replaces Section 1581, Business Combinations, and establishes standards for the accounting for a business combination.  It provides the Canadian equivalent to IFRS 3, Business Combinations.  The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  Sections 1601 and 1602 together replace Section 1600, Consolidated Financial Statements.  Section 1601 establishes standards for the preparation of consolidated financial statements.  Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.

International Financial Reporting Standards

In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada=s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  Companies will be required to provide comparative IFRS information for the previous fiscal year.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3.	RESOURCE INTERESTS

	Acquisition Costs
	2009 $	2008 $
Iron Ore Properties
Sautusvaara	3,922	3,847
Vieto	4,927	4,852
Harrejaure	13,040	12,814
Lauukujarvi	916	841
Other	4,197	3,972
Rare Earth Element Properties	13,691	-
	40,693	26,326

As at August 31, 2009, the Company has been granted a total of seven exploration claims covering approximately 8,285 hectares for iron ore properties and three exploration claims covering 4,446 hectares for rare earth element properties, located in Sweden.  In addition the Company has also made additional claim applications in Sweden and Finland for rare earth element properties.

TASMAN METALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 2009
AND THE PERIOD
AUGUST 27, 2007 (Date of Incorporation) TO AUGUST 31, 2008

4.           MINERAL EXPLORATION COSTS

Mineral exploration costs incurred during the period are detailed below:

	Year Ended August 31, 2009
	Iron Ore Properties					Rare Earth Element
	Sautusvaara $	Vieto $	Harrejaure $	Laukujarvi $	Other $	Properties $	Total $
Database	-	-	-	-	-	885	885
Geological	6,409	-	-	1,620	1,620	-	9,649
Maps	-	-	-	-	-	1,054	1,054
Total	6,409	-	-	1,620	1,620	1,939	11,588

	Period Ended August 31 2008
	Iron Ore Properties
	Sautusvaara $	Vieto $	Harrejaure $	Laukujarvi $	Other $	Total $
Assays	13,593	-	-	-	-	13,593
Database	-	388	388	453	484	1,713
Geological	8,602	6,696	10,016	1,840	5,401	32,555
Maps	445	303	759	736	1,756	3,999
Total	22,640	7,387	11,163	3,029	7,641	51,860

5.	ADVANCES

	2009 $	2008 $
Due to directors	88,000	70,000
Due to Ausex	13,000	13,000
	101,000	83,000

(a)
Certain directors of the Company have provided financing of the Company=s activities and paid expenditures on behalf of the Company.  The amounts did not bear any interest nor had any repayment terms.  As at August 31, 2009, $88,000 (2008 - $70,000) was outstanding and payable upon completion of the Amalgamation or upon future financing.  See also Note 12.

(b)	Ausex had advanced the Company $13,000 (2008 - $13,000). The amount is non-interest bearing and is due on demand.

TASMAN METALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 2009
AND THE PERIOD
AUGUST 27, 2007 (Date of Incorporation) TO AUGUST 31, 2008

6.           SHARE CAPITAL

Authorized - unlimited common shares without par value
	Year Ended August 31, 2009		Period August 27, 2007 to August 31, 2008
Issued	Number of Shares	Amount $	Number of Shares	Amount $
Balance, beginning of period	10,500,000	10,500	-	-
Issued for cash	-	-	10,500,000	10,500
Balance, end of period	10,500,000	10,500	10,500,000	10,500

During the period ended August 31, 2008, the Company issued 10,500,000 common shares for proceeds of $10,500.

See also Note 12.

7.	CONTRIBUTED SURPLUS

	Year Ended August 31, 2009 $	Period August 27, 2007 to August 31, 2008 $
Balance, beginning of period	9,669	-
Paid in capital	9,140	9,669
Balance, end of period	18,809	9,669

The contributed surplus represents amounts in excess of the amounts advanced to or incurred on behalf of the Company.  See Note 5(a).

8.	INCOME TAXES

As at August 31, 2009, the Company has non-capital losses of approximately $75,000 carried forward for Canadian income tax purposes and are available to reduce taxable income of future years.  The non-capital losses expire commencing in 2028 to 2029.

Through its subsidiary the Company has also incurred losses for income tax purposes of approximately $31,000 (SEK 205,000) which may be carried forward indefinitely for Swedish income tax purposes.

Future income tax benefits which may arise as a result of these losses have not been recognized in these financial statements as their realization is unlikely.

TASMAN METALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 2009
AND THE PERIOD
AUGUST 27, 2007 (Date of Incorporation) TO AUGUST 31, 2008

9.           SEGMENTED INFORMATION

The Company is involved in the exploration and development of resource properties in Scandinavia, with corporate operations in Canada.  The Company is in the exploration stage and accordingly, has no reportable segment revenues or operating results.

The Company=s total assets are segmented geographically as follows:

	2009
	Canada $	Scandinavia $	Total $
Current assets	4,280	7,721	12,001
Resource interests	-	40,693	40,693
Bond deposit	-	3,292	3,292
	4,280	51,706	55,986

	2008
	Canada $	Scandinavia $	Total $
Current assets	-	24,849	24,849
Resource interests	-	26,326	26,326
Bond deposit	-	3,292	3,292
	-	54,467	54,467

10.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments.  As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision.  Changes in assumptions can significantly affect estimated fair values.

The carrying value of cash, amounts receivable, accounts payable and accrued liabilities and advances approximate their fair value because of the short-term nature of these instruments.

The Company=s risk exposures and the impact on the Company=s financial instruments are summarized below:

Credit Risk

Credit risk is the risk of loss associated with a counterparty=s inability to fulfill its payment obligations.  The Company=s credit risk is primarily attributable to amounts receivable.  Management believes that the credit risk concentration with respect to financial instruments included in amounts receivable is remote.

TASMAN METALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 2009
AND THE PERIOD
AUGUST 27, 2007 (Date of Incorporation) TO AUGUST 31, 2008

10.           FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Liquidity Risk

Liquidity risk is the risk that the Company will not have the resources to meet its obligations as they fall due. The Company manages this risk by closely monitoring cash forecasts and managing resources to ensure that it will have sufficient liquidity to meet its obligations.  All of the Company=s liabilities are classified as current and are anticipated to mature within the next fiscal period.  The Company intends to settle these with funds from its working capital and equity financings.

See also Note 12.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.  These fluctuations may be significant.

(a)	Interest Rate Risk

The Company is exposed to interest rate risk to the extent that the cash bears floating rates of interest.  The interest rate risk on cash and on the Company=s obligations are not considered significant.

(b)	Foreign Currency Risk

The Company has operations in Sweden subject to foreign currency fluctuations.  The Company=s operating expenses are incurred in Canadian Dollars and Swedish Krona and the fluctuation of the Canadian Dollar in relation to the Swedish Krona will have an impact upon the profitability of the Company and may also affect the value of the Company=s assets and the amount of shareholders= equity.  The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.  At August 31, 2009, 1 Canadian Dollar was equal to 6.50 Swedish Krona.

Balances are as follows:
	Swedish Krona	CDN $ Equivalent
Cash	38,443	5,914
Amounts receivable	11,763	1,810
Accounts payable and accrued liabilities	(34,607)	(5,324)
	15,599	2,400

Based on the net exposures as of August 31, 2009, and assuming that all other variables remain constant, a 10% depreciation on the Canadian Dollar against the Swedish Krona would not be significant to the Company=s net earnings.

TASMAN METALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 2009
AND THE PERIOD
AUGUST 27, 2007 (Date of Incorporation) TO AUGUST 31, 2008

11.           CAPITAL MANAGEMENT

The Company=s objective when managing capital is to safeguard its ability to continue as a going concern.  The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition and exploration of mineral properties.  The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company=s management to sustain future development of the business.  The Company defines capital that it manages as share capital, cash equivalents and short-term investments.  The properties in which the Company currently has an interest are in the exploration stage; as such the Company has historically relied on the equity markets to fund its activities.  The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.  Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company does not expect its current capital resources will be sufficient to meet all of its future exploration plans, resource interest acquisitions and operating requirements and is dependant upon future equity or debt transactions to meet these obligations.

12.	SUBSEQUENT EVENTS

On October 22, 2009 (the AEffective Date@) the Company completed all of the transactions contemplated under the Amalgamation, as described in Note 1.

In conjunction with the Amalgamation, the Company also:

(i)
completed a private placement of 6,000,000 common shares at a price of $0.10 per share for gross proceeds of $600,000.  The Company paid a finder=s fee of $27,150 and issued 452,500 warrants at a fair value, estimated using the Black-Scholes option pricing model, of $22,625.  Each warrant entitles the holder to purchase an additional common share for a period of two years at a price of $0.10 per common share;

ii)
completed a private placement of 7,000,000 units at a price of $0.25 per unit for gross proceeds of $1,750,000.  Each unit comprised one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase an additional common share for a period of two years, at a price of $0.40 per common share in year one and $0.50 per common share in year two.  The Company paid a finder=s fee of $84,900 cash and granted a compensation option to purchase 566,000 units at $0.25 per unit for a period of two years.  The fair value of the compensation option, estimated using the Black-Scholes option pricing model, is $175,460.  Each unit consists of one common share and one non-transferable share purchase warrant having the same terms and conversion provision as the private placement warrants;

(iii)
granted stock options to directors, officers and consultants to purchase 1,875,000 common shares of the Company at a price of $0.25 per share, expiring October 22, 2012, of which 1,775,000 options vested immediately with a fair value, estimated using the Black-Scholes option pricing model, of $248,500 and 100,000 options vest over a term of one year and no fair value was recorded; and

(iv)	repaid the $88,000 due to directors as described in Note 5(a).

TASMAN METALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 2009
AND THE PERIOD
AUGUST 27, 2007 (Date of Incorporation) TO AUGUST 31, 2008

12.	SUBSEQUENT EVENTS (continued)

The completion of the Amalgamation resulted in the shareholders of Tasman holding the single largest interest in the amalgamated company.  Accordingly, the Amalgamation has been treated for accounting purposes as an acquisition by Tasman of Ausex and Lumex, and the financial statements will reflect a continuation of Tasman as the legal parent.

The following pro forma financial information assumes that the Amalgamation, as described in Note 1, and the transactions described above had occurred on August 31, 2009:

$
ASSETS

Cash	2,663,331
Amounts receivable	4,500
Prepaid expense	4,568
Resource interests	40,693
Bond deposit	3,292
2,716,384
LIABILITIES

Accounts payable and accrued liabilities	61,919

SHAREHOLDERS= EQUITY

Share capital	2,552,917
Contributed surplus	465,394
Deficit	(363,846)
2,654,465
2,716,384